Exhibit 12

COUSINS PROPERTIES INCORPORATED

STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS
($ in thousands)

	2006	2005	2004	2003	2002

Earnings:
Pre-tax income (loss) from continuing operations, adjusted for equity investees and minority interests(A)	$(21,538)	$512	$1,437	$(239)	$(6,749)

Add:
Gain on sale of investment property, net of applicable income tax provision	3,012	15,733	118,056	100,558	6,254
Distributed income of equity investees	256,625	64,562	247,532	58,488	36,036
Amortization of capitalized interest	975	1,196	1,084	631	631
Fixed charges	47,551	42,211	37,084	35,984	33,437

Subtract:
Capitalized interest	(20,554)	(17,193)	(14,028)	(9,684)	(5,934)
Preferred dividends	(15,250)	(15,250)	(8,042)	(3,358)	—

Earnings	$250,821	$91,771	$383,123	$182,380	$63,675

Fixed charges:
Interest expense	$11,119	$9,094	$14,623	$22,576	$27,041
Capitalized interest	20,554	17,193	14,028	9,684	5,934
Interest component of rental expense (30%)	628	674	391	366	462

	32,301	26,961	29,042	32,626	33,437
Preferred stock dividends	15,250	15,250	8,042	3,358	—

Fixed charges	$47,551	$42,211	$37,084	$35,984	$33,437

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	5.27	2.17	10.33	5.07	1.90

(A)	Prior years’ pre-tax income (loss) from continuing operations is adjusted for 2006 discontinued operations.